As filed with the Securities and Exchange Commission on September 24, 2007

Registration No. 333-143399

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
ON
FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POINTER TELOCATION LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Korazin Street
Givatayim 53583 Israel
972-3-572-3111

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE  19711
302-738-6680

(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

ADRIAN DANIELS, ADV.
Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021 Israel
Tel: 972-3-608-7851

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Dated September 24, 2007

PROSPECTUS

Pointer Telocation Ltd.
1,207,500 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 1,207,500 ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants). The registration of these shares does not necessarily mean that any of the selling shareholders will offer or sell their shares.

        The selling shareholders may sell all or any portion of these shares from time to time in (i) open market transactions in the over-the-counter market through the Nasdaq Capital Market or the Tel-Aviv Stock Exchange; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (v) or any other means described in the section entitled “Plan of Distribution.”

        We will pay the costs of registering these shares under the prospectus, including legal fees.

         Our ordinary shares currently trade on the Nasdaq Capital Market under the symbol PNTR and on the Tel Aviv Stock Exchange, or TASE under the symbol PNTR. On September 21, 2007, the last reported sale prices of our ordinary shares on the Nasdaq Capital Market were $8.23.

        SEE “RISK FACTORS” BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

        This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in a jurisdiction where it is unlawful to make this offer or solicit an offer from a person in that jurisdiction.

        NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is __________, 2007.

        When you are deciding whether to purchase the securities being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and references to “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

Our Business

        Our company is a leading provider of services to insurance companies and car owners. We offer stolen vehicle recovery, or SVR, road-side assistance, towing, and car replacement services in case of stolen or damaged cars. We also supply fleet management and mobile resource management solutions.

Background

        Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to automobile owners and insurance companies.

        Our new strategy was implemented through two acquisitions in Israel and the establishment of a subsidiary in Mexico.

        In June 2004 we purchased all of the outstanding and issued share capital of Shagrir Systems Ltd., or Shagrir, not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

        In June 2004, we also incorporated a Mexican company, Pointer Recuperacion de Mexico, SA de CV, or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval using a communication network based on our technology.

        In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services, an Israeli company which provided road-side assistance and towing services, in Israel.

        As a result of the implementation of our strategy, we currently provide a range of services to automobile owners and insurance companies.

        As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide the full range of our services.

Corporate Information

        Pointer was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Pointer Telocation Ltd. Through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. and through January 2006 we operated under the name Pointer Telocation Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Nasdaq Capital Market under the symbol PNTR and on the TASE under the same symbol. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, Pointer Argentina, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer SA, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Systems Ltd. Our Web site is www.pointer.com. Information on our web site is not incorporated by reference in this annual report.

Recent Developments

        Since January 1, 2007, the following important events have occurred to us:

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement, or the April Investment, with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, hold more than 5% of our issued and outstanding share capital.

Acquisition of Cellocator Ltd and Matan Y. Communication and Tracking Systems Ltd.

         On September 18, 2007, we consummated an agreement with Cellocator Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology, its affiliate, Matan Y. Communication and Tracking Systems Ltd., or Matan, a private Israeli company, and its founder, Mr. Amnon Duchovna Naveh, (who together with Cellocator and Matan shall be referred to in this registration statement as, the Sellers), for the purchase of substantially all of the tangible and intangible assets of  Cellocator and Matan (excluding cash and cash equivalents and owned vehicles) and assumed certain liabilities. The consideration for the purchase of the assets was comprised as follows: (i) an aggregate of 160,000 of our ordinary shares was issued to the Sellers; (ii) a 36-month convertible debenture in the amount of $1,921,668 was issued to Cellocator, which may be converted into 160,000 of our ordinary shares; (iii) NIS 55,657,984 was paid to Cellocator plus a further NIS 1,500,000 representing profits embodied in its inventory; (iv) NIS 4,200,000 was paid to Matan plus NIS 500,000 representing profits embodied in its inventory; and (v) the difference between the tangible assets of Cellocator and Matan and their undertakings as reflected in their financial statements for the year ended December 31, 2006, which amount may be adjusted within 30 days of the closing of the transaction on the basis of updated financial statements which will be prepared and dated as of the date of the closing of the transaction. Should the debenture be converted, the Sellers will hold approximately 5.71% of our issued and outstanding share capital (on a fully diluted basis) in the aggregate.

MOU with a leading provider of Road Side Assistance in Argentina

        In March 2007, we also executed a binding Memorandum of Understanding, or MOU, with a leading provider of roadside assistance in Argentina, or the Argentinian Provider, to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinian Provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinian Provider shall transfer to Pointer Argentina all of its location based services and SVR business in consideration for 11% of the outstanding share capital of Pointer Argentina. Thereafter, contingent upon the success of the project during the two years following the closing, the Argentinian Provider will increase its holdings in Pointer Argentina, and we will provide Pointer Argentina with certain of our products, free of charge, during these two years.

Potential acquisition of the Argentinian Road Side Assistance Provider

        In March 2007, we executed a non-binding Letter of Intent to acquire controlling ownership of the Argentinian Provider, in consideration for $9 million.

Grant of Options to Employees

        On January 28, 2007, our board of directors resolved to issue to our employees options to purchase 63,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $11.24 per share.

        On March 5, 2007 our board of directors resolved to modify the terms of the options granted to our former CFO on November 23, 2005, by accelerating the vesting of all of the options and extending the exercise period until June 30, 2008.

        On February 15, 2007, our board of directors resolved to extend the Warrants granted to Bank Hapoalim, Shagrir Towing Services and ADACH Property Ltd., formerly Shagrir (1985) Ltd., until June 30, 2007.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7M, out of which, an amount of $2.586 million was received by December 31, 2006. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

Potential Claim

        In February 2002, we executed (i) an agreement with Sino Telocation Ltd., or Sino, pursuant to which we were to provide Sino with a car localization system, or the System, in consideration for $900,000; and (ii) an agreement with Sino and the China National Electronics Import Export Beijing Company, or CEIEC, for the funding of the acquisition of the System. Pursuant to the agreements we received a down payment of $300,000 from CEIEC against a bank guarantee in favor of CEIEC from Bank Hapoalim B.M. We requested that CEIEC issue a letter of credit to insure the shipment of the System. CEIEC did not issue the letter of credit and as a result the System was not provided. As the System was unique and adapted for the Chinese market, we were not able to sell the System to others. CEIEC and Sino’s breach of the agreements caused us extensive damages, in particular due to the failure to pay the remainder of consideration, in the amount of $600,000.

        On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and CEIEC requesting that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to the guarantee. The Court ruled in our favor. CEIEC commenced proceedings in China, against Bank Hapoalim, to which we are not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed us that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that we indemnify it for the amount paid.

        In March 2005, we filed a claim against CEIEC and against Sino, with the China International Economic and Trade Arbitration Commission Beijing, China, or CIETAC, for approximately $557,000 representing the damages caused to us by the breach of the contract by CEIEC and Sino in respect of the China transaction.

        As a result of the filing of the claim with CIETAC, the proceedings which had been initiated by CEIEC against Bank Hapoalim, in China, for payment of the guarantee, were suspended.

        In January 2006, CIETAC provided a ruling in our favor, pursuant to which CEIEC and Sino are to pay us $557,000 representing most of the damages caused to us plus interest rate of 6% per annum from April 2003 and additional costs incurred by us.

        In February and in June 2006, Sino and CEIEC, respectively, petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of CIETAC.

        In December, 2006 the Beijing No. 2 Intermediate People’s Court ruled that CIETAC should issue a new ruling and grant a new arbitration award accordingly. No grounds were given. As a result of the Court’s decision CIETAC issued a Notice of Re-arbitration.

        In March, 2007 CEIEC petitioned the CIETAC for the replacement of the arbitration panel, on the grounds that the previous decisions was biased and against the interests of the state. An objection to the petition was filed. The petition and objection have yet to be addressed.

         As of September 18, 2007, no dates have been set and no further information has been received from CIETAC.

THE OFFERING

Securities offered by the selling shareholders	1,207,500

NASDAQ Capital Market symbol	"PNTR"

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.

Ordinary shares outstanding as of September 18, 2007	4,612,875

Risk factors	Prospective investors should carefully consider the Risk Factors beginning on Page 10 before buying the ordinary shares offered hereby.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

General Risks Factors Relating to Our Company

        This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

        We have a history of net losses.

        With the exception of the years 2006 and 2003, we have incurred a net loss in each year of our existence. Our net profits in 2006 were $1.2 million and were principally from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Our net profits in 2003 of $5.3 million resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and were offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary Shagrir had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. Although our company as well as Shagrir are currently profitable we may continue to sustain net losses for the foreseeable future, for several reasons, including resulting from increases in working capital deficiency (see “Recent Developments”) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses and services, both in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

        The majority of our business operations are based in Israel

        Due to our purchase of Shagrir in 2004 and the acquisition by Shagrir of the business activities of Shagrir Towing Services in February 2005, the majority of our operations are located in Israel, and Shagrir accounts for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations. For instance, major public transportation projects, changes in vehicle related taxes, a proposed increase in the imputed value of vehicles provided as a part of employee compensation and other macroeconomic changes in Israel may reduce the number of vehicle owners. Although to date we have not seen a drop in private vehicle users as a result of such factors, current projects including high-speed rail systems could lead to such a drop in the future, thereby reducing the volume of our operations in Israel. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide. Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

        Our future operations depend on our ability to obtain additional financing.

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $35 million, and in February 2005 our subsidiary Shagrir received approximately NIS 200 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. In June 2004, as part of the purchase of all of the securities of Shagrir not already held by our Company at such time, we issued further shares and warrants to purchase our shares. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We have registered for resale securities issued and issuable in connection with these transactions. In this registration statement we are registering, pursuant to the April Investment, 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

        Shagrir has significant loans which it is required to repay in accordance with a strict schedule

        In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., of which NIS 87 million as of March 31, 2007 remained payable. Nevertheless, Shagrir still has substantial outstanding loans and, despite the fact that we are cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan and should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition.

        We may not be able to successfully compete in the extremely competitive markets for our products and services.

        We face intense competition in the markets in which we operate.

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran Location & Control Ltd. is our main direct competitor in the stolen vehicle retrieval services market in Israel and Argentina. LoJack – Car Security S.A. and LoJack de Mexico, S. de RL de CV are our main competitors in Argentina and Mexico, respectively.

        In other countries in which we intend to provide road-side assistance, towing and other services, our main competition is from local companies as well as large international corporations with local operations. Our primary competitors in the other geographical markets in which we currently provide our location based services are mainly LoJack globally, Ituran in Argentina and other local service providers in each country. Such competitors use different technologies, such as radio technologies, cellular and other technologies.

        Should any of our competitors in Israel or globally successfully provide a broader, more efficient or attractive combination of services to insurance companies and automobile owners, our business results could be materially adversely affected.

        Many of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

        We depend on a small number of customers.

        We depend on a small number of customers located mainly in Israel and South America, for a significant part of our revenues, and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for a major part of our revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. While in 2006 only one customer comprised over 10% of our revenues, since our business model relies on a relatively low number of customers the loss of even a small number of customers could materially affect our financial condition.

        If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

        In cases where our customer is the operator (not owned by us), we use several methods in order to assure collectibility. In most cases, we demand financial guarantees such as a Letter of Credit or payments before delivery. To a lesser extent we assess collectibility, by assessing the credit history for each customer on a case-by-case basis and investigating the financial capabilities of our customers by receiving on-going information on their business status. However, we cannot be certain that our estimations will prove correct as to any one of our customers.

        We rely on operators to provide services for our Location Based Solution systems.

        In certain countries we rely on third party operators and police forces to provide our stolen vehicle retrieval services. This requires us to maintain good relationships with these third party operators to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these operators, we have little or no control over their effectiveness or methods of operation. The implementation of the operators’ business plans depends mainly on factors unrelated to our interests such as their marketing strategies, their financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from other sources, where applicable, from such territories is dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

        We use fixed price contracts with our customers

        Our road-side services in Israel are sold through annual fixed price contracts, according to which we are paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which vehicle users may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, and poor road maintenance may increase customer usage of our services in any given year, thus reducing profit margins.

        The majority of our SVR services in Israel are linked to the US Dollar while operational expenses, like salary, are linked to NIS. Our profit margins could suffer as a result of revaluation of the NIS against the US Dollar. Since it is often difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins.

        We rely on a single-source supplier to manufacture end units for our Location Based Solution systems

        While we have commenced diversifying our product base through our combination of cellular units together with GPS devices in our location based services, we are still principally reliant on our traditional Pointerware suite of products, formerly known as Nexusphere, which we do not manufacture ourselves. Most of the components of our LBS end unit devices are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Furthermore, while cellular, GPS and car alarm devices are manufactured by several sub-contractors located in Israel, we currently only use the services of one such company. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
—	reduced manufacturing flexibility due to last moment quantity changes;
—	transportation delays;
—	political and economic disruptions;
—	the imposition of tariffs and export controls on such products;
—	work stoppages;
—	the loss of molds and tooling in the event of a dispute with a manufacturer; and
—	changes in government policies.

        Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

        We are subject to several risks as a result of our international sales

        Systems based on our products and systems are currently installed in Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, US dollar results during 2002. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.
—	Venezuela has in recent years imposed foreign exchange controls which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003. Additionally there is currently discussion by the Venezuelan government regarding the institution of a nationalization program, which could further adversely affect our operations there.

        The technology and standards in the stolen vehicle retrieval industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        Although during 2006 we introduced the Cellular / GPS Monitoring Unit as one of our products we cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with new products. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

        Our Location Based Solution products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

        Our success and our ability to compete in the LBS sector depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;
—	measures like entering into non-disclosure agreements afford only limited protection;
—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and
—	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

        The use of our proprietary Location Based Solution systems is subject to international regulations.

        While the use of our Cellular Monitoring Units, or CMUs, and services does not require regulatory approvals, the use of our traditional LBS systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

        We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

        Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

         Our major shareholders may be considered to have a controlling stake in our company.

         Pursuant to a series of investments in our company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 21%, of our issued and outstanding shares or 17% on a fully-diluted basis. Additionally, Ramius Capital Group LLC, or Ramius (the investment advisor of Portside Growth and Opportunity Fund, one of our selling shareholders), currently owns approximately 14% of our issued and outstanding shares or 13%, on a fully-diluted basis (based on information contained in a Form 13F and filed by Ramius on June 30, 2007). As a result, each of DBSI and Ramius may be considered to have the ability to control material decisions requiring the approval of our shareholders.

Risk Factors Relating to our Ordinary Shares

        We do not expect to distribute cash dividends.

        We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

        The market price of our ordinary shares has been, and may continue to be, very volatile.

        The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	macro changes and changes in market share in the markets in which we provide services and products;
—	announcements of technological innovations or new products by us or our competitors;
—	developments or disputes concerning patents or proprietary rights;
—	publicity regarding actual or potential results relating to services rendered by us or our competitors;
—	regulatory development in the United States, Israel and other countries;
—	events or announcements relating to our collaborative relationship with others;
—	economic, political and other external factors;
—	period-to-period fluctuations in our operating results; and
—	substantial sales by significant shareholders of our ordinary shares which are currently or are in the process of being registered.

        In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

        Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

         Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2007 to September 18, 2007, on the Nasdaq Capital Market was 66,520 shares and on the TASE was 4,439 shares. The high and low bid price of our ordinary shares from January 1, 2007 to September 18, 2007, has been $14.55 and $7.49, respectively on the Nasdaq Capital Market and between NIS 58 and NIS 31 during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

        Political and Military Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, the election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 may create additional unrest and uncertainty in the region. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        A large part of our costs in Israel is not denominated in dollars and may be influenced by the rate of devaluation of the New Israeli Shekel. Should inflation in Israel impact our costs at a rate that exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar our dollar costs in Israel will increase, thus reducing our profitability. In the twelve months ended December 31, 2006, the Israeli economy recorded deflation of approximately 0.1% and the NIS devalued against the U.S. Dollar by approximately 0.8%. However, in the last 15 years the Israeli economy recorded inflation of approximately 115% and the U.S. dollar devalued against the NIS by approximately 85%. There can be no assurance that we will not incur losses from such fluctuations in the future

        We may not be eligible to receive grants or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

        We have received certain grants and programs from the Israeli Government. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, we may have to refund payments previously received under these programs or pay fines.

        Service and enforcement of legal process.

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        The recent issuance of shares and warrants and the conversion of our outstanding convertible notes dilutes the ownership interest of existing shareholders

        Through the issuance of 805,000 ordinary shares in connection with the transaction described above under “Recent Developments – Private Placements with U.S. Institutional Investors”, the ownership interests of existing shareholders have been diluted by 18% based on 3,647,875 shares outstanding immediately prior to that transaction. Further, should the Warrants described above under “Recent Developments – Private Placement with U.S. Institutional Investors” be fully exercised and 402,500 shares be issued, the ownership interest of the shareholders before that transaction will be diluted by approximately an additional 8%.

        If the registration statement of which this prospectus forms a part is not filed and declared effective within certain time limits, we may face significant penalties.

         Pursuant to a Registration Rights Agreement with the investors in the private placement described above under “Recent Developments - Private Placement with U.S. Institutional Investors”, we were obligated to file a registration statement with the Securities and Exchange Commission no later than June 1, 2007, covering the public resale of all of the ordinary shares issued to the investors on April 2, 2007, or issuable upon exercise of the Warrants. This prospectus forms part of such registration statement. The registration statement has to be declared effective by the Commission by October 29, 2007 (except that this deadline will be extended with respect to ordinary shares which cannot be registered on the registration statement because the Commission would characterize the offering as a primary offering if such ordinary shares were included). If the registration statement is not declared effective timely, we must pay liquidated damages up to 1% of the purchase price paid by the affected investors plus up to 1% for each month after such event and as long as the registration statement is not declared effective.

         If the registration statement for the resale of the shares to the sellers in connection with theacquisition of Cellocator is not declared effective within certain time limits, we may facesignificant penalties.

         Pursuant to a Registration Rights Agreement with Cellocator entered into in connection with the acquisition of Cellocator’s and Matan’s business described above under “Recent Developments – Acquisition of Cellocator Ltd. and Matan Y. Communication and Tracking Systems Ltd.”, we are obligated to file a registration statement with the Securities and Exchange Commission covering the resale of the 160,000 ordinary shares issued to the sellers no later than 95 calendar days after effectiveness of the registration statement of which this prospectus forms a part. If registration statement is not declared effective within 270 calendar days after the effectiveness of the registration statement of which this prospectus forms a part, we will be required to pay liquidated damages of 2% per month of the aggregate amount of the convertible note issued to Cellocator.

         In addition, under the Registration Rights Agreement, we are obligated to file a registration statement for the ordinary shares issuable under the convertible debenture no later than December 18, 2008. That registration statement needs to be declared effective within 60 days of filing. Although no liquidated damages are due under the Registration Rights Agreement for any late filing or effectiveness of the registration statement, in the event that we breach our obligations under the Registration Rights Agreement, we may be liable for damages based on breach of contract.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by our selling shareholders. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus is a part. In the event any of the warrants or options are exercised we would receive the gross proceeds from such exercise (provided the exercise is for cash) and such proceeds will be used for general corporate purposes including working capital.

CAPITALIZATION AND INDEBTEDNESS

         The following table sets forth our short-term debt, long-term debt and capitalization as of June 30, 2007, in U.S. dollars on an actual basis:

June 30, 2007
(in thousands)

Short-term debt	29,055
Long term debt	24,753
Total shareholders' equity	28,669

MARKET PRICE DATA

        Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS and later changed to NXUSF. On November 16, 2005, our shares resumed trading on the Nasdaq Capital Market under the symbol NXUS. On February 21, 2006 our shares began trading under a new symbol, PNTR. The table below sets forth the high and low bid prices of our Ordinary Shares, in USD, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

2007 August	8.7	7.49
2007 July	9.4	7.8
2007 June	8.89	7.52
2007 May	11.9	8.63
2007 April	11.31	10.36
2007 March	13.1	10.17
2006 Fourth Quarter	25	5.2
2006 Third Quarter	8.7	6.01
2006 Second Quarter	7.36	7.1
2006 First Quarter	8.3	6.9
2005 Fourth Quarter	10.79	6.75
2005 Third Quarter	14	4.9
2005 Second Quarter	17	10
2005 First Quarter	22	11

2006	25	5.2
2005	22	4.9
2004	65	8
2003	33.5	6.5
2002	235	0.8

        In December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2007 August	36	32
2007 July	36	36
2007 June	34	33
2007 May	37	35
2007 April	43	42
2007 March	46	44

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF POINTER TELOCATION LTD., CELLOCATOR LTD. AND MATAN Y. COMMUNICATION AND TRACKING SYSTEMS LTD.

         The following unaudited pro forma condensed consolidated balance sheet and statement of operations have been prepared to give effect to our acquisition of the substantially all of the tangible and intangible assets of Cellocator Ltd., or Cellocator, and Matan Y. Communication and Tracking Systems Ltd., or Matan, (excluding cash and cash equivalents and owned vehicles) and assumed certain liabilities under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

         The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006, gives effect to the acquisition of the assets and the assumption of substantially all of the liabilities of Cellocator and Matan as if it had occurred on January 1, 2006 and combine our historical statements of operations and Cellocator and Matan for these periods. The pro forma balance sheet combines our historical balance sheets as of December 31, 2006 and the combined balance sheet of Cellocator and Matan as of December 31, 2006 as if the acquisition had occurred on December 31, 2006.

         This pro forma information should be read in conjunction with our consolidated historical financial statements (including notes thereto) that are incorporated by reference in this prospectus and the combined historical financial statements (including notes thereto) of Cellocator and Matan that are included elsewhere in this prospectus.

         Unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

         The unaudited pro forma consolidated financial statement of operations and balance sheet are based upon our historical financial statements and the combined historical financial statements of Cellocator and Matan, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. The unaudited pro forma consolidated financial statement of operations and balance sheet do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma consolidated financial statement of operations and balance sheet. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2006

(all amounts are in thousands, except per share data)

	Actual
	Pointer Telocation Ltd. and its Subsidiaries	Cellocator and Matan	Pro Forma Adjustments	References	Pro Forma as Adjusted
	$	$	$		$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5,850	4,944	(6,582)	a	4,212
Short-term investments	-	248	(248)	d	-
Trade receivables (net of allowance for doubtful accounts)	8,315	1,138	(192)	d	9,261
Other accounts receivable and prepaid expenses	1,368	432	(401)	d	1,399
Inventories	1,447	943			2,390

Total current assets	16,980	7,705			17,262

LONG-TERM ASSETS:
Long-term accounts receivable	183				183
Severance pay fund	3,794	18			3,812
Property and equipment, net	7,346	346	(171)	d	7,521
Goodwill	38,707				38,707
Goodwill -cellocator			8,632	e	8,632
Other intangible assets, net	8,612				8,612
Other intangible assets, net - cellocator			10,511	e	10,511
Deferred income taxes	777	63	(63)	a	777
Total long-term assets	59,419	427			78,755

Total assets	76,399	8,132			96,017

LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	11,801				11,801
Trade payables	5,378	967	(2)	a	6,343
Other accounts payable and accrued expenses	4,091	1,529	(1,045)	d	4,575
Deferred revenues	6,584				6,584

Total current liabilities	27,854	2,496			29,303

LONG-TERM LIABILITIES:
Long-term loans	23,323		5,000	a	28,323
Accrued severance pay	4,650	207			4,857
Convertible Bond			1,939	b	1,939
	27,973	207			35,119

MINORITY INTEREST:	1,142				1,142

SHAREHOLDERS' EQUITY (DEFICIENCY):	19,430	5,429	5,594	a	30,453

Total liabilities and
shareholders' deficiency	76,399	8,132			96,017

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2006

(all amounts are in thousands, except per share data)

	Actual
	Pointer Telocation Ltd. and its Subsidiaries	Cellocator and Matan	Pro Forma Adjustments	References	Pro Forma as Adjusted
	$	$	$		$

Revenues:
Products	9,701	8,094			17,795
Services	32,211				32,211
Total revenues	41,912	8,094			50,006

Cost of revenues:
Products	5,602	4,116			9,718
Services	20,786				20,786
Amortization of intangible assets			977	e	977
Total cost of revenues	26,388	4,116			31,481

Gross profit	15,524	3,978			18,525

Operating expenses:
Research and development, net	1,170	247	59	f	1,476
Selling and marketing	3,927	303			4,230
General and administrative	4,749	494	173	f	5,416
Amortization of intangible assets	1,740	-	622	e	2,362
Other income, net	(1,292)	-			(1,292)
Impairment of long lived assets	372	-			372
Total operating expenses	10,666	1,044			12,564

Operating profit	4,858	2,934			5,961

Financial expenses, net	2,577	(165)	419	c	2,831
Other (income) expenses, net	(14)	-			(14)

income before taxes on income	2,295	3,099			3,144

Taxes on income	82	603	(603)	d	82
Net income before Minority interest	2,213	2,496			3,062

Minority interest	1,044	-			1,044
Net income after Minority interest	1,169	2,496			2,018

Basic net earnings (loss) per share	$0.39	$0.031			$0.68

Diluted net earnings (loss) per
share	$0.31	$0.031			$0.59

See accompanying notes to unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(All amounts are in thousands except per share data)

NOTE 1 – BASIS OF PRO FORMA PRESENTATION

         On September 18, 2007, we completed the acquisition of all of the assets and assumed substantially all of the liabilities of Cellocator and Matan in return for consideration consisting of (i) NIS 61,857,984 approximately $15.1 million; (ii) 160,000 of our ordinary shares; and (iii) a non-tradable debenture with a face value of $1,921,668 convertible into 160,000 of our ordinary shares (with a current fair value of $ 1,939,937). In addition, Cellocator and Matan will be entitled to an amount equivalent to the difference between the acquired tangible assets and the undertakings of the Sellers being transferred in accordance with their value as presented in the financial statements of the Sellers, as of the closing date.

We funded the acquisition as follows:

1.	On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7 million. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 ordinary shares, such that for each one share purchased the investors acquired a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13.00 and are exercisable for a period of four years.

2.	On April 2, 2007, we entered into and consummated a share purchase agreement, or the April Investment, with a group of U.S.-based institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5 million. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 ordinary shares, such that for each one share purchased the investors acquired a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.60 and are exercisable for a period of five years.

3.	$ 5 million was funded by a seven year loan provided to the Company by Bank Hapoalim B.M. The loan bears interest at the rate of Libor +2%. Under the credit facility from Bank Hapoalim B.M., we are required to meet certain financial covenants.

         The consideration is comprised of the following:

U.S. dollars in thousands

Cash	$15,534
Stock payment.	1,428
Convertible debenture	1,939
Transactions costs	700

Total consideration - purchase price	$19,601

         The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of Cellocator and Matan have been included in the balance sheet based on our assessment of their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

         The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

         The purchase price allocation for the Cellocator and Matan acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of Cellocator and Matan will change the amount of the purchase price allocable to goodwill. We anticipate finalizing the purchase price allocation process and updating the changes in our financial statement of December 31, 2007.

The following table summarizes the preliminary estimated fair values of the Cellocator and Matan assets acquired and liabilities assumed as of the acquisition date:

U.S dollars in thousands

Net working capital	$472
Property and equipment	175
Accrued severance pay	(189)
Customer relationship	3,876
Developed technology	4,886
Brand name	1,749
Goodwill	8,632

Total purchase price	$19,601

The customer relationships will be amortized over a seven year period according to the economic benefit expected from those customers each period. The developed technology is being amortized over a five year period. The brand names are being amortized over a nine year period.

         Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets”

NOTE 2 – PRO FORMA ADJUSTMENTS

         Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Cellocator’s and Matan’s net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

         The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

         We have not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

a.	Cash and cash equivalents:

We paid $15.1 million to Cellocator and Matan (the cash consideration) and a total amount of $ 0.5 million for the excess value of the net tangible assets that were acquired.

To fund the acquisition we raised $ 12.1 million (net of expenses) in 2007 pursuant to two share purchase agreements, and Bank Hapoalim B.M. provided us with a $5 million loan. We did not purchase the cash and cash equivalents held by Cellocator and Matan.

b.	Convertible debenture:

Part of the total consideration is a non tradable debenture convertible into 160,000 ordinary shares of the Company, nominal value NIS 3.00 each in the total amount of $1,921,668 with a current fair value of $1,939,937

c.	Financial expenses incurred in connection with the loan provided to finance the acquisition and the interest incurred on the convertible debenture.

d.	Elimination of tangible assets which were not included in the acquisition agreement and were not transferred to our company.

e.	Allocation of the total cost of the acquisition and depreciation of intangibles assets which were recognized in the context of the purchase price allocation.

f.	Additional salary expenses with respect to the acquisition.

NOTE 3 – PRO FORMA NET INCOME PER SHARE

         The unaudited pro forma basic and diluted earnings per share for 2006 are based on the basic and diluted weighted average of our shares during the period, which were retroactively adjusted to reflect shares issued whose proceeds will be used to fund the acquisition.

SELLING SHAREHOLDERS

        In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of Ordinary Shares issued, and (ii) the aggregate number of Ordinary Shares issued or issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

        The table below sets forth:

—	the names of each of the selling shareholders;
—	the number of ordinary shares beneficially owned by the selling shareholders, as of September 18, 2007;
—	the percentage of our outstanding ordinary shares beneficially owned by each of the selling shareholders as of September 18, 2007;
—	the number of ordinary shares that each selling shareholder is offering under this prospectus;
—	the number of ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus; and
—	the percentage of our outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus.

        All of the shares registered hereunder (including 402,500 ordinary shares issuable upon the exercise of warrants) may be sold by certain selling shareholders who acquired their shares pursuant to the Purchase Agreement and subsequent investment agreement. The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

        Except as noted below, none of these selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our ordinary shares.

Names	Securities Beneficially Owned Prior to Offering			Securities Being Offered		Securities Beneficially Owned upon completion of offering
	Number		Percentage[1]	Number		Number	Percentage

LB I Group Inc.[2]	570,000	[3]	11.87%	570,000	[3]	-	-
Portside Growth and Opportunity Fund[4]	135,000	[5]	2.9%	135,000	[5]	-	-
Fort Mason Master, LP6	471,897	[7]	9.87%	471,897	[7]	-	-
Fort Mason Partners, LP6	30,603	[8]	0.66%	30,603	[8]	-	-

(1)	Percent of shares beneficially owned prior to and after this offering has been determined based on 4,612,875 shares outstanding as of September 18, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days, notwithstanding the Issuance Limitation as defined in footnote 3 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(2)	LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. This selling stockholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Lehman Brothers Holdings Inc., a public reporting company, is the ultimate parent company of this selling stockholder.

(3)	Includes 190,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by LB I, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. LB I has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(4)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares to be offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund through the prospectus.

(5)	Includes 45,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by Portside Growth and Opportunity Fund, or Portside, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. Portside has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(6)	Fort Mason Capital, LLC serves as the general partner of each of Master and Partners (collectively the “Fort Mason Funds”) and, in such capacity, exercises sole voting and investment authority with respect to ordinary shares owned by the Fort Mason Funds. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of shares owned by the Fort Mason Funds, except to the extent of its or his pecuniary interest therein, if any.

(7)	The number of shares listed as beneficially owned by Fort Mason Master, L.P. (“Master”) includes 167,500 shares of ordinary shares underlying warrants exercisable as of September 18, 2007. A provision in the warrants held by Master prevents it from exercising the warrants, if Master and its affiliates, which such affiliates include Fort Mason Partners, L.P. (“Partners”), would hold more than 4.99% of Pointer Telocation Ltd.’s ordinary shares (the “4.99% Master Blocker”). The 4.99% Master Blocker is waivable by Master with 61 days’ notice to Pointer Telocation Ltd.

(8)	The number of shares listed as beneficially owned by Partners includes 10,201 shares of ordinary shares underlying warrants exercisable as of September 18, 2007. A provision in the warrants held by Partners prevents it from exercising the warrants, if Partners and its affiliates, which such affiliates include Master, would hold more than 4.99% of Pointer Telocation Ltd.’s ordinary shares (the “4.99% Partners Blocker”). The 4.99% Partners Blocker is waivable by Partners with 61 days’ notice to Pointer Telocation Ltd.

PLAN OF DISTRIBUTION

        Each selling shareholder of the ordinary shares and any of their pledgees (which are accredited investors (as defined in Regulation D under the Securities Act) or which are in connection with bona fide margin accounts with a registered broker-dealer or financial institution which is an accredited investor), assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed, prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

—	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

—	a combination of any such methods of sale; or

—	any other method permitted pursuant to applicable law.

        The selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

        In connection with the sale of the ordinary shares or interests therein, the

        Selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell shares of the ordinary shares short and deliver these securities to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares. In no event shall any broker dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the ordinary shares by the selling shareholders or any other person.

Expenses of the Offering

        We have incurred, or will incur, approximately $115,000 of expenses in connection with the sale of the ordinary shares covered by this prospectus. We have agreed to incur all of such costs on behalf of the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

        The description of our share capital contained in Item 1 of our registration statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act is hereby incorporated by reference.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

        Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. This opinion addresses the authorization and legality of the issuance of the securities registered hereunder.

EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2006 have been audited by Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The combined balance sheets of Cellocator Ltd. and Matan Y. Communication and Tracking Systems Ltd. as of December 31, 2006 and December 31, 2005 and the related combined statements of income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2006, 2005 and 2004 have been audited by Oren Horowitz & Co., Certified Public Accountants (Isr.), as set forth in its report thereon. The financial statements of Cellocator Ltd. and Matan Communication and Tracking Systems Ltd. are included elsewhere in this registration statement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MATERIAL CHANGES

         Except as otherwise described in Amendment No. 1 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006 and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2006.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of the assets of such persons and of ours are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see “Risk Factors – Service of Process and Enforcement of Judgments.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We make available annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to dollars or $ in this prospectus are to United States dollars, and all references to shekels or NIS are to New Israeli Shekels. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our ordinary shares are listed on the Nasdaq Capital Market, under the symbol “PNTR” All documents that we have filed on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

        Form F-3 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Certain Information by Reference. The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

—	Report on Form 6-K_filed on August 30, 2007.

—	Report on Form 6-K_filed on August 23, 2007.

—	Report on Form 6-K_filed on July 16, 2007.

—	Amendment No. 1 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on July 31, 2007.

—	The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Pointer Telocation Ltd. 1 Korazin Street Givatayim Israel 53583 972-3-572-3111

CELLOCATOR LTD.

MATAN Y. COMMUNICATION AND TRACKING SYSTEMS LTD.

COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
Cellocator Ltd.
Matan Y. Communication and Tracking Systems Ltd.

We have audited the accompanying combined balance sheets of Cellocator Ltd. and Matan Y. Communication and Tracking Systems Ltd. (Hereafter together – the “Company”) as of December 31, 2006 and 2005, and the related combined statements of income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above, present fairly, in all material respects, the combined financial position of the Company as of December 31, 2006 and 2005, and the combined results of their operations, changes in the shareholders’ equity and their cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 B to the accompanying combined financial statements, the Company entered into a sale of business agreement with third party on July 16, 2007, whereby the Company will sell all of its tangible and intangible assets, net of certain liabilities to be assumed by the third party. The closing of the transaction is subject to completion of due-diligence examination and certain other closing conditions agreed upon by the parties. The accompanying financial statements do not include the effect of such sale of business.

As discussed in Note 8 D to the accompanying combined financial statements, the Company is defendant in a lawsuit by a former distributor of the Company, filed in the I.C.C International Arbitration Institute in Paris, France, for a compensation claim of $ 3.3 million. Management is of the opinion, based on a legal advice received, that the ultimate outcome of this claim can not be determined at this stage. Accordingly, no provision for liability that may result upon adjudication of this matter has been made in the accompanying financial statements.

Oren Horowitz & Co'
Certified Public Accountants (Isr.)

Ramat - Gan, September 16, 2007

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED BALANCE SHEETS

U.S Dollars in Thousands

		December 31,	December 31,
	Note	2006	2005

ASSETS

CURRENT ASSETS :

Cash and cash equivalents		$4,944	$2,287
Marketable securities	3	248	50
Trade accounts receivable (net of allowance for doubtful accounts of
$ 93 and $ 90 at December 31, 2006 and 2005, respectively)		1,138	978
Other accounts receivable	4	313	289
Related parties - shareholders	11	119	370
Inventories	5	943	759

Total current assets		7,705	4,733

LONG-TERM ASSETS:

Fund in respect of employee rights upon retirement		18	13
Deferred taxes	10	63	44
Property and equipment, net	6	346	260

Total long-term assets		427	317

Total assets		$8,132	$5,050

The accompanying notes are an integral part of the combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED BALANCE SHEETS (CONT.)

U.S Dollars in Thousands

		December 31,	December 31,
	Note	2006	2005

LIABILITES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITES:

Trade accounts payable		$967	$809
Other accounts payable and accrued expenses	7	1,529	564

Total current liabilities		2,496	1,373

Liability in respect of employee rights upon retirement		207	139

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:

Share capital	9
Ordinary shares of 1 NIS par value - Authorized: 84,900 shares at
December 31, 2006 and 2005; Issued and outstanding: 80,400 shares
at December 31, 2006 and 2005		25	25
Management shares of 1 NIS par value - Authorized: 110 shares at
December 31, 2006 and 2005; Issued and outstanding: 59 shares at
December 31, 2006 and 2005		-	-
Additional paid-in capital		31	31
Accumulated other comprehensive income		14	7
Accumulated earnings		5,359	3,475

Total shareholders' equity		5,429	3,538

Total liabilities and shareholders' equity		$8,132	$5,050

The accompanying notes are an integral part of the combined financial statements.

September 16, 2007 —————————————— Date of approval of the financial statements	—————————————— Amnon Duchovne-Nave Director	—————————————— Medi Duchovne-Nave Director

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED STATEMENTS OF INCOME

U.S Dollars in Thousands (except for number of shares)

		Year ended December 31,
	Note	2006	2005	2004

Revenues	12	$8,094	$5,774	$4,641

Cost of revenues		4,116	3,011	2,394

Gross profit		3,978	2,763	2,247

Research and development costs		247	262	165

Selling and marketing expenses		303	221	314

General and administrative expenses		494	649	441

Total operating expenses		1,044	1,132	920

Operating income		2,934	1,631	1,327

Financing income, net	13 A	165	(37)	13

Other income, net	13 B	-	3	-

Income before income taxes		3,099	1,597	1,340

Income taxes	10	(603)	20	29

Net income		$2,496	$1,617	$1,369

Basic and Diluted earnings per share		$0.031	$0.020	$0.017

Weighted average number of shares - basic and diluted		80,400	80,400	80,400

The accompanying notes are an integral part of the combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S Dollars in Thousands (except for number of shares)

	Ordinary shares		Management shares				Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders' equity
	Number	Amount	Number	Amount

Balance as of January 1, 2004	80,400	$25	59	$	(*	)	$31	-	$489		$545

Comprehensive income:
Net income	-	-	-		-		-	-	1,369	1,369	1,369
Unrealized gain on available-for-sale
securities, net of deferred taxes	-	-	-		-		-	4	-	4	4

Total comprehensive income										1,373

Balance as of December 31, 2004	80,400	25	59		(*	)	31	4	1,858		1,918

Comprehensive income:
Net income	-	-	-		-		-	-	1,617	1,617	1,617
Unrealized gain on available-for-sale
securities, net of deferred taxes	-	-	-		-		-	3	-	3	3

Total comprehensive income										1,620

Balance as of December 31, 2005	80,400	25	59		(*	)	31	7	3,475		3,538

Comprehensive income:
Net income	-	-	-		-		-	-	2,496	2,496	2,496
Unrealized gain on available-for-sale
securities, net of deferred taxes	-	-	-		-		-	7	-	7	7
Dividend distribution	-	-	-		-		-	-	(612)	-	(612)

Total comprehensive income										2,503

Balance as of December 31, 2006	80,400	$25	59		$-		$31	$14	$5,359		5,429

(*) less than $ 1 thousand.

The accompanying notes are an integral part of the combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED STATEMENTS OF CASH FLOWS

U.S Dollars in Thousands

	Year ended December 31,
	2006	2005	2004

Cash flows from operating activities:

Net profit	$2,496	$1,617	$1,369

Adjustments to reconcile net profit to net cash
provided by operating activities :

Depreciation	67	57	43
Changes in accrued liability of employee rights upon retirement, net	63	29	(3)
Provision for doubtful accounts	3	49	1
Loss from the sale of property and equipment	(1)	-	-
Net increase in marketable securities	(191)	(30)	(28)
Gain from sales of marketable securities	-	(3)	-
Deferred income taxes - net	15	(16)	(29)

Changes in assets and liabilities:
Increase in trade accounts receivable	(163)	(638)	(252)
(Increase) decrease in other accounts receivable	(58)	(129)	273
Change in related parties - shareholders debt	251	(269)	(87)
Increase in inventories	(184)	(258)	(190)
Increase in trade accounts payable	158	514	130
Increase (decrease) in other accounts payable and accrued expenses	965	240	(184)

Net cash provided by operating activities	3,421	1,163	1,043

Cash flows used in investing activities :

Proceeds from the sale of property and equipment	8	1	-
Proceeds from the sale of available-for-sale securities	-	36	-
Investment in property and equipment	(160)	(75)	(111)

Net cash used in investing activities	(152)	(38)	(111)

Cash flows used in financing activities :

Dividend paid	(612)	-	-
Change in short-term bank credit	-	-	(63)

Net cash used in financing activities	(612)	-	(63)

The accompanying notes are an integral part of the combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

COMBINED STATEMTNS OF CASH FLOWS (CONT.)

U.S Dollars in Thousands

	Year ended December 31,
	2006	2005	2004

Net cash provided by operating activities	3,421	1,163	1,043

Net cash used in investing activities	(152)	(38)	(111)

Net cash used in financing activities	(612)	-	(63)

Net increase in cash and cash equivalents	2,657	1,125	869

Cash and cash equivalents at beginning of year	2,287	1,162	293

Cash and cash equivalents at end of year	$4,944	$2,287	$1,162

Supplemental disclosure of cash activities:

Cash received (paid) during the year for:

Interest	$142	$25	$(1)

Income taxes	$(10)	$(7)	$(6)

The accompanying notes are an integral part of the combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 1	–	Description of Business

A.	General

Cellocator Ltd. and Matan Y. Communication and Tracking Systems Ltd. (the – “Group”), Israeli entities, are engaged in principally one business segment – Automatic Vehicle Location equipment, providing sophisticated, Original Equipment Manufactures (“OEM”) products for the vehicle security and fleet management service industry, as well as solutions for wireless M2M (machine to machine).

B.	Sale of business

On July 16, 2007, subsequent to the balance sheet date, Cellocator Ltd. and Matan Y. Communication and Tracking Systems Ltd. And their controlling shareholder Mr. Ammon Duchovna-Naveh entered into a sale agreement (hereafter: “the Agreement”) with Pointer Telocation Ltd. (hereafter: “Pointer”), pursuant to which, Pointer shall acquire from the Group all of its business in the field of Automatic Vehicle Location equipment, certain intangible assets and all of its tangible assets (excluding cash and cash equivalents and owned vehicles), net of certain liabilities to be assumed by Pointer. Pursuant to the agreement, the Group will be solely the sole responsible for the outcome of any claims and litigations arise for events which occurred prior to the agreement closing date, and liabilities of the Group to its banks.

In consideration for the Group’s intangible assets, the Group shall be entitled to the following: (1) a cash payment of 59,858 thousand NIS (approximately – $ 14,200), (2) 160,000 ordinary shares of 3 NIS par value each of Pointer, having a fair value of approximately $ 1,792 as of December 31, 2006, and (3) a convertible unregistered debenture, convertible into 160,000 ordinary shares of 3 NIS par value each of Pointer, at principal amount of $ 1,922. In consideration for the Group’s tangible assets, the Group shall be entitled to (1) an amount equal to the value of the net tangible assets at the closing date, and (2) a cash payment of 2 million NIS (approximately $ 480), attribute to the unrealized profit from the Group’s inventory.

Pursuant to the agreement, the Group committed to indemnify the buyer against all claims, actions, losses incurred by the buyer, resulted from false representations by the sellers, if such claims exceeding $ 250 in the aggregate.

The closing of the transaction is subject to the completion of certain conditions as agreed upon in the agreement. The allocation of proceed for the sold business, intangible assets and net tangible assets, will be computed based upon the fair value on the closing date.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles

The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

A.	Financial statements in U.S. dollars

The majority of the Group’s revenues are generated in U.S. dollars (“dollar”) and a substantial portion of the Group’s costs are incurred in dollars. In addition, the Group’s financing have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Group operates and the functional and reporting currency of the Group is dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation”, of the Financial Accounting Standards Board of the United States. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the combined statements of operations as financial income or expenses, as appropriate.

B.	Combined financial statements

Cellocator Ltd. (“Cellocator”) and Matan Y. Communication and Tracking Systems Ltd. (“Matan”) are commonly controlled companies which operate under common management. Most of Matan sales are to Cellocator.

In light of the dependency in the operations between Cellocator and Matan, and the agreement for the sale of the entire business of the companies, see Note 1 B, management believes that combined financial statements of Cellocator and Matan, as defined in Accounting Research Bulletin (ARB) No. 51, would be useful and more meaningful to present the financial position and the results of operations of the Group.

In the combined financial statements, all material intercompany balances, transactions and profit from intercompany transactions, which were not realized outside the group, have been eliminated, in the same manner of as in consolidated financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

C.	Disclosure of certain risks, uncertainties and use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses, during the reporting period. Actual results could differ from those estimates.

The industry, in which the Group is involved, is competitive and is characterized by the risks of rapidly changing technologies and penetration into world markets. This requires the investment of considerable resources and continuous development efforts. The Group’s future success is dependent upon several factors including the technological quality and price/performance of its products relative to those of its competitors. Some of the Group’s competitors and potential competitors may have greater research, development, financial or other resources or more extensive business experience than the Group. There can be no assurance that the Group will be able to maintain the high technological quality of its products relative to those of its competitors or to continue to develop or market new products effectively.

See Note 12 C in respect of dependency on customers.

The Group is dependent upon certain vendors and subcontractors for the development of specific Sub-assemblies and components that are integrated into the Group’s products, mainly Cellular modems and GPS devices. Management is of the opinion that the level of component kept by the Group inventory, is adequate for the period of time which is required for the Group to establish, if necessary, a secondary source for such sub-assemblies and components.

During the years ended December 31, 2006, 2005 and 2004, approximately 68%, 73% and 63% of total purchase of raw materials by the Group is attributable to the purchase of sub-assemblies and components from such suppliers.

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

E.	Marketable securities

Management determines the classification of its investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005, all marketable securities covered by SFAS No. 115, “Accounting for Certain investments in Debt and Equity Securities” (SFAS No. 115), were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income as separate component of shareholders’equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income, net.

Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the combined statement of income, among “Other income, net”. According to Staff Accounting Bulletin No. 59, “Accounting for Non-current Marketable Equity Securities” (“SAB No. 59”) management is required to evaluate in each period whether a security’s decline in value is other than temporary. In all reported periods, the Group did not record other than temporary decline in the carrying value of its marketable securities.

F.	Inventories

Raw materials, components, work in process and finished products are valued at the lower of cost or market.

Cost is determined as follows:

Raw materials and components – by the first in first out (“FIFO”) method.

Work in process and finished products – on the basis of the manufacturing costs, which consist of raw materials and components using the FIFO method, labor and other manufacturing overhead expenses at actual costs.

The Company writes down its inventory for estimated obsolescence and unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. The Company believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

G.	Property and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

%

Machinery and equipment	7-20
Motor vehicles	15
Office furniture and equipment	7-33

Leasehold improvements are amortized using the straight line method over the period of the lease contract, provided that this period does not exceed the useful life of the asset.

Fixed assets not in use, held for resale, are stated at the lower of net cost or estimated realizable value.

Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterment of a permanent nature are capitalized.

H.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment in accordance with the provisions set fourth in Financial Accounting Standard Board Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2005 no impairment losses have been identified. See Note 1 B for sale of business.

I.	Revenue recognition

Revenues from the sale of products to end users, service providers and resellers are recognized upon shipment of the products when title passes to the customer.

In accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists.

The Group does not grant a right of return to its customers. If uncertainties exist, such as granting the customer a right of cancellation if the product is not technically acceptable, revenue is recognized when the uncertainties are resolve.

Sales to OEM’s are recognized under the same terms mentioned above, since OEM orders from the Group are upon receipt of a purchase order from an end user.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

J.	Warranty costs

The Group generally provides one-year of warranty in respect of its products.

Estimated costs for warranty liability are recorded at the time the product is shipped and revenue is recognized.

Based on the assessment of past experience, the Group does not record any provision for warranties in respect of its products.

K.	Research and development

Research and development expenses are charged to expenses as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred. Development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with the principles set forth in Financial Accounting Standard Board Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Group’s product development process technological feasibility is established upon completion of a working model i.e. only when all planning, designing, coding and testing have been completed according to design specifications. Costs incurred by the Group between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

Participation by government departments for development of approved projects is recognized as a reduction of expenses, as the related costs are incurred.

L.	Allowance for doubtful accounts

The financial statements include specific allowances for doubtful accounts that appropriately reflect, in management’s opinion, the inherent loss in collection of the debts. This provision has been based on the management’s assessment, among others, of the risk of the debt. This assessment relies on reviewing information in the management’s possession regarding the financial position of customers, the scope of their activities and evaluation of securities the Group has received from its customers.

The allowance for doubtful accounts expenses for the years ended December 31, 2006, 2005 and 2004, was $ 3, $ 49 and $ 1, respectively.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

M.	Income taxes

Income taxes are accounted for in accordance with Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for tax loss carry forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, see Note 10 F.

Results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (“CPI”). As explained in A above, the combined financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Group has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexing for tax purposes.

Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also Note 10 C), the amount distributed will be subject to corporate tax at the rate that would have been applicable had the Group not been exempted from payment thereof. The Group intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

Deferred tax assets and liabilities of Cellocator are not offset against Matan deferred tax assets and liabilities.

N.	Concentrations of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

Cash and cash equivalents, are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and short-term bank deposits, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Group’s marketable securities include investment in debentures, mutual funds and in shares. Management believes that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

N.	Concentrations of credit risk (Continued)

The Group’s trade receivables are derived mainly from sales to customers in Europe and South America. This concentration of credit risk within geographical markets may be affected by changes in the economy, the financial position and other conditions which affected them and may accordingly, have an impact on the Group’s overall credit risk. See Note 12 A and D, in respect of revenues geographic information.

The Group generally does not require collateral, however, in certain circumstances; the Group may require letters of credit. The Group performs ongoing credit evaluation of their customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. As for allowance for doubtful accounts, see L above.

The Group has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

O.	Severance pay

The Group’s liability for severance pay to its employees pursuant to Israeli law and employment agreements is covered in part by managers’ insurance policies, for which the Group makes monthly payments. The value of these polices is recorded as an asset in the Group’s balance sheet. The Group may only make withdrawals from the managers’ insurance policies for the purpose of paying severance pay.

The severance pay liability is calculated on the basis of one month’s salary for each year of service, based on the most recent salary of each employee.

The expenses in respect of severance pay for the years ended December 31, 2006 and 2005 were $ 63 and $ 29, respectively, and income of $ 3, for the year ended December 31, 2004.

P.	Fair value of financial instruments

The estimated fair value of financial instruments has been determined by the Group using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Group could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

The fair value for marketable securities classified as available-for-sale is based on quoted market prices.

The fair value of long-term liabilities is estimated by discounting the future cash flows, using the rate currently available for liabilities of similar terms and maturity. The carrying amount of the Group’s long-term liabilities approximates their fair value.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

Q.	Basic and diluted Earnings per share

Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share includes the effect of stock option warrants outstanding during the year all, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), using the treasury stock method.

R.	Comprehensive income

Other comprehensive income, presented in shareholders’ equity, represents unrealized gain on available-for sale securities, (accumulated balance at December 31, 2006 and 2005, is $ 14 and $ 7, respectively).

S.	Impact of recently issued Accounting standards

1.	On December 16, 2004, the Financial Accounting Standards Board issued Financial Accounting Standard Board Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123 (R)”), which is a revision of Financial Accounting Standard Board Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends Financial Accounting Standard Board Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for the Group in the first interim period beginning after January 1, 2006.

The Group implemented SFAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the Group will recognize compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The adoption of the SFAS 123(R) did not have an impact on the combined results of operations, or to the overall combined financial position or combined cash flows.

2.	In November 2004, the FASB issued Financial Accounting Standard Board Statement No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group adopted SFAS No. 151 on January 1, 2006, as required. The adoption of SFAS No. 151 did not have a material impact on the Group’s financial position or results of operations

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

S.	Impact of recently issued Accounting standards (Continued)

3.	In September 2006, the FASB issued Financial Accounting Standard Board Statement No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,” (SFAS No. 155), to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends Financial Accounting Standard Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends Financial Accounting Standard Board Statement No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, the Group adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 did not have any effect on the Group’s financial position and results of operations

4.	In September 2006, the FASB issued Financial Accounting Standard Board Statement No. 157, “Fair Value Measurements,” (“SFAS No. 157”). Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2006. The Group is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations

5.	In September 2006, the FASB issued Financial Accounting Standard Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of F Financial Accounting Standard Board Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. The provisions of this statement are effective for all other companies in fiscal years ending after June 15, 2007. In addition, a Group must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A Group is no longer permitted to measure the funded status of its plan by being able to choose a measurement date up to three months prior to year end. This provision within the Standards is effective for all companies in fiscal years ending after December 15, 2008. The Group does not anticipate the adoption of this new accounting principle will have a material effect on its financial statements

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

S.	Impact of recently issued Accounting standards (Continued)

6.	In February 2007, the FASB issued Financial Accounting Standard Board Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact of adopting SFAS No. 159.

7.	In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff’s previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on the Group’s financial condition and results of operation.

8.	In June 2006, the FASB issued Interpretation No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”. FIN No. 48 clarifies the accounting for uncertain tax positions. FIN No. 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN No. 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. FIN No. 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. As applicable to the Group, the interpretation prescribed by FIN No. 48 will be effective commencing January 1, 2007. The Group is currently evaluating the impact that the adoption of FIN No. 48 would have on its combined financial statements.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 2	–	Summary of significant accounting principles (Continued)

S.	Impact of recently issued Accounting standards (Continued)

9.	In March 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements (“EITF No. 06-10”). EITF No. 06-10 requires an employer to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either Statement of Financial Accounting Standards Board No. 106 or Accounting Principles Board Opinion No. 12 if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit. EITF No. 06-10 also requires an employer to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF No. 06-10 is effective for fiscal years beginning after December 15, 2007 with early adoption permitted. The Group is evaluating the impact that the adoption of EITF No. 06-10 will have on its financial statements.

Note 3	–	Marketable securities

The following is a summary of available-for-sale marketable securities:

	December 31, 2006			December 31, 2005
	Amortized cost	Gross unrealized gains	Estimated fair market value	Amortized cost	Gross unrealized Gains	Estimated fair market value

Shares	22	1	23	6	4	10
Mutual
funds	208	12	220	4	-	4
Debentures	4	1	5	33	3	36

	$234	$14	$248	$43	$7	$50

Unrealized gain amounted to $ 14 and $ 7 on December 31, 2006 and 2005, respectively

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 4	–	Other accounts receivable

Composed of the following:

	December 31,
	2006	2005

Government institutes	$189	$183
Prepaid expenses and advances to suppliers	31	31
Deferred taxes (1)	41	75
Others	52	-

	$313	$289

(1)	See Note 10 F.

Note 5	–	Inventories

Inventories are composed of the following:

	December 31,
	2006	2005

Raw materials and components	$577	$559
Work in progress	282	2
Spare parts	16	10
Finished goods	68	188

	$943	$759

Note 6	–	Property and Equipment, net

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2006	2005

Cost:
Machinery and equipment	$227	$137
Motor vehicles	251	230
Office furniture and equipment	37	36
Leasehold improvements	72	69

	587	472

Less: Accumulated depreciation	241	212

	$346	$260

Depreciation expenses amounted to $ 67, $ 57 and $ 43, for the years ended December 31, 2006, 2005 and 2004, respectively.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 7	–	Other accounts payable and accrued expenses

Composition:

	December 31,
	2006	2005

Employees and payroll accruals	$110	$92
Taxes on income	568	-
Accrued debt to the Office of the Chief Scientist (1)	27	21
Advances from customers	360	86
Provision for professional service providers fees	419	320
Other accrued expenses	45	45

	$1,529	$564

(1)	An outstanding debt to the Office of the Chief Scientist, for excess of grants received by the Group on the basis of costs incurred in a research and development project, on 2000. the outstanding amount is linked to the changes in the Israeli CPI and bearing an annual interest of 4%.

Note 8	–	Commitments and contingent liabilities

A.	The Group is committed to pay royalties to the Israeli government on proceeds from the sales of products, the research and development of which the Israeli government participated by way of grants. Under the terms of the Group’s funding from the Office of the Chief Scientist, royalty payments are computed on the portion of sales from such products at a rate of 3.5% – 5%. The commitment to the Office of the Chief Scientist is limited to the amount of the received grants (dollar linked) since January 1, 1999 – with the addition of an annual interest rate based on Libor.

During the three years ended December 31, 2006, the Group did not generate revenues from products developed pursuant to research and development plans with the participation of the Chief Scientist. Therefore, the financial statements do not include royalty liability due by the Group to the Chief Scientist.

B.	The Group is committed to pay marketing commissions and finder fees at a range of 4.5% to 13.5% of proceed from sales which were received through promotion and distribution carried out by third parties. Commission expenses and finder fees costs were $ 145, $ 74 and $ 277, for the years ended December 31, 2006, 2005 and 2004, respectively.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 8	–	Commitments and contingent liabilities (Continued)

C.	The Group leases office facilities under a rental agreement in effect until February 28, 2008. Under this agreement the monthly rental payments, are at the amount of approximately $ 4.

Minimum future payments due under the Group rental agreement are as follows:

2007	$50
2008	8

$58

Total rent expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $ 60, $ 43 and $ 31, respectively.

D.	Legal proceedings

(1)	A former distributor of the Group, Starcom Ltd. filed a lawsuit against the Group with the I.C.C International Arbitration Institute in Paris, France.

Stracom Ltd. alleges that the Group violated a distribution agreement between the parties Starcom Ltd. seeks compensation for damages caused by the alleged breach of agreement, in the amount of $ 1,000.

The I.C.C institute approved Starcom Ltd. request to increase the compensation damages claim to $ 3,300.

A hearing is expected to take place during September 2007.

In June 2007, subsequent to the balance sheet date, Starcom Ltd. filed an application for a temporary lien against the Group for $ 3,300, with the Tel-Aviv District Court. On July 22, 2007, the court approved a temporary attachment of $ 1,000, effective upon the closing of the sale of business transaction (See Note 1 B).

The Group believes that the allegations against it in this proceeding are without merit. Nevertheless, based on a legal advice received, management is of the opinion that the ultimate outcome of this claim can not be determined at this stage. Accordingly, no provision for liability that may result upon adjudication of this matter has been made in the accompanying financial statements.

(2)	The Group is subject to additional claims from third parties, raised in the ordinary course of business. Based on its legal advisors opinion, the Group provided a total amount of $ 12 in its financial statements for such claims.

The Group’s management is of the opinion, based on legal advice received that the financial statements as of December 31, 2006, include adequate provision to cover all the Group’s exposure, if any, that would arise from the settlement of such lawsuits and claims.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 9	–	Shareholders equity

A.	Share Capital

	December 31, 2006 and 2005
	Authorized	Issued and outstanding
	NIS	NIS

Ordinary shares, NIS 1 par value each	84,900	80,400
Management shares, NIS 1 par value each	110	59

	85,010	80,459

B.	On October 1, 2006, Cellocator distributed a dividend in the amount of 2,633 thousand NIS (approximately – $ 612), representing 53 NIS per each ordinary and management share outstanding.

Note 10	–	Income taxes

A.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the above law results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI.

B.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969

The Group is an “industrial company”, as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, which mainly consist of amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses, and accelerated depreciation

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 10	–	Income taxes (Continued)

C.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

A certain expansion plan of the Group has been granted an “Approved Enterprise”status, under the Law. The Group has elected to receive its benefits through the “alternative benefits track”, waiving grants in return for tax exemptions. Pursuant thereto, the increase in income from the date of commencement of the program which is the income of the Group derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

Income derived from the program, which commenced in 2004, will entitle the Group to a tax exemption for the two-year period ending December 31, 2005, and to a reduced tax rate of 25% for an additional five years ending December 31, 2010.

The entitlement to the above benefits is conditional upon the Group fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Group may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Group is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can not be distributed to shareholders without imposing tax liability on the Group other than in complete liquidation. If the retained tax-exempt income is distributed to shareholders, it would be taxed at the corporate tax rate applicable to such profits as if the Group had not elected the alternative tax benefits track (currently – 25%).

Out of the Group’s retained earnings as of December 31, 2006, approximately $ 3,560 are tax-exempt under the law. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Group, it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $ 890 would be incurred as of December 31, 2006. The Group’s management has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. See also Note 2 M.

Income of the Group from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the effective standard corporate tax rate in Israel, see D below.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 10	–	Income taxes (Continued)

C.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (Continued)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Group’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Group to taxes upon distribution or liquidation and the Group may be required to record deferred tax liability with respect to such tax-exempt income.

As of December 31, 2006, the Group generated tax exempt income under the provision of the new law at the amount of approximately $ 660.

D.	Reduction of Israeli corporate tax rate

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

E.	Income tax assessments

Cellocator and Matan received tax assessments considered as final through 2003.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 10	–	Income taxes (Continued)

F.	Deferred taxes

Significant components of the Group’s deferred tax assets as of December 31, 2006 and 2005, are as follows:

	December 31, 2006
	Current	Non-current	Total

Severance pay	-	47	47
Doubtful accounts	21	-	21
Vacation pay	10	-	10
Research and development	11	16	27
Others	(1)	-	(1)

	41	63	104

	December 31, 2005
	Current	Non-current	Total

Severance pay	-	32	32
Doubtful accounts	21	-	21
Vacation pay	12	-	12
Research and development	23	12	35
Losses carry forward	21	-	21
Others	(2)	-	(2)

	75	44	119

As of December 31, 2006, the Group did not provide a valuation allowance in respect of deferred tax assets, since management currently believes that it is more likely than not that the deferred tax asset will be realized in the future.

Deferred income taxes are computed using the effective rate applicable for the Group, in accordance with reduced tax rates for approved enterprises under the Law for the Encouragement of Capital Investments, 1959, as amended (see C above), and the reduction of Israeli corporate tax rate, which varies from 0% to 31%, based on management’s estimate the taxes rate for which the deferred taxes will be realized.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 10	–	Income taxes (Continued)

G.	Taxes on (expenses) income included in statement of operations

	Year ended December 31,
	2006	2005	2004

Current taxes	$(588)	$4	$-
Deferred taxes	(15)	16	29

Total	$(603)	$20	$29

H.	Income tax reconciliation

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

	Year ended December 31,
	2006	2005	2004

Income before taxes on income, as
reported in the statement of
operations	$3,099	$1,597	$1,340

Statutory tax rate in Israel	31%	34%	35%

Theoretical tax expense	961	543	469

Additional tax (tax savings) in
respect of:
Non-deductible expenses	5	7	19
Tax-exempt income and reduced tax rates in companies which have approved enterprises	(301)	(470)	(461)
Taxes in respect of previous years	(79)	(70)	(59)
Effect of the Inflationary Adjustments Law	(14)	(34)	(2)
Other	31	4	5

Income taxes as reported in the statements of operations	$603	$(20)	$(29)

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 11	–	Related parties

A.	Transactions with related parties

		Year ended December 31,
	No.	2006	2005	2004

Salaries and related
benefits of related parties employed by the Group	5	$149	$144	$129

Interest and linkage
differences in respect of
shareholders' debt		$(21)	$(26)	$(9)

B.	Balances with related parties

	December 31,
	2006	2005

Shareholders' debt	$119	$370

(1)	Linked to the Israeli Consumer Price Index and bears an annual interest of 4%.

(2)	The outstanding debt as of January 1, 2006, was $ 478.

C.	Cellocator and Matan are conducting inter-company transactions, in the ordinary course of business, based upon transfer price policy established by companies’ management, on an arm’s length basis.

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 12	–	Information on geographic area and major customers

A.	Revenues by geographic area

	Year ended December 31,
	2006	2005	2004

United Kingdom	$2,993	$1,756	$453
CSI	1,318	1,442	530
Turkey	1,132	270	-
Mexico	968	761	311
Rest of Europe (including Israel)	1,276	1,022	2,652
Rest of the world	407	523	695

Total	$8,094	$5,774	$4,641

B.	Long-lived assets – substantially all of the Group’s long-lived assets are located in Israel.

C.	Major customers data (as percentage of total sales)

	Year ended December 31,
	2006	2005	2004
	%	%	%

Customer A	35	30	10
Customer B	16	24	11
Customer C	14	5	-
Customer D	4	9	4

D.	Trade accounts receivable classified by major geographical markets are:

	December 31,
	2006	2005

United Kingdom	$470	$342
CSI	18	82
Turkey	-	73
Mexico	396	31
Rest of Europe (including Israel)	213	363
Rest of the world	41	87

Total	$1,138	$978

Cellocator Ltd. Matan Y. Communication and Tracking Systems Ltd.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

U.S Dollars in Thousands

Note 13	–	Selected income statement data

A.	Financial income (expenses), net

Composition:

	Year ended December 31,
	2006	2005	2004

Bank charges	$15	$12	$13
Interest on cash equivalents
and bank deposits	158	25	1
Interest and difference linkage on shareholders' debt	21	26	9
Exchange loss - net	(29)	(100)	(10)

	$165	$(37)	$13

B.	Other income, net

Relates to gain on sale of marketable securities classified as available-for-sale.

Pointer Telocation Ltd.

1,207,500 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

__________, 2007

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law-1999, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

     1.        partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder's duty of care towards the company in a "distribution" (as defined in the Companies Law).

     2.        enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

     (a)        the breach of his duty of care to the company or any other person;

     (b)        the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

     (c)        monetary liabilities or obligations which may be imposed upon him in favor of other persons.

     3.        indemnify an office holder of the company for:

     (a)        monetary liabilities or obligations imposed upon, or actually incurred by, such officer holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, by reason of acts or omissions of such officer holder in his or her capacity as an office holder of the company;

     (b)        reasonable litigation expenses, including attorney's fees, actually incurred by such office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of us or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such officer holder in his or her capacity as an office holder; and

     (c)        reasonable litigation expenses, including attorneys' fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent, in each case by reason of acts of such officer holder in his or her capacity as an office holder of the company.

        The Companies Law provides that a company's articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

        sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company's board of directors based on the current activity of the company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

        sub-sections 3(b) and 3(c) above.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

        a breach of his fiduciary duty, except to the extent described above;

        a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

        an act or omission done with the intent to unlawfully realize personal gain; or

        a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term "office holder" may include a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of our audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of our shareholders.

        Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law. We have entered into an insurance contract for directors and officers.

ITEM 9.	EXHIBITS

4.1*	Memorandum of Association.

4.2**	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006.

4.3*	Specimen of Certificate for Ordinary Shares

4.4***	Securities Purchase Agreement among the Company, and the investors signatories thereto, dated April 2, 2007

4.5***	Registration Rights Agreement, dated April 2, 2007

4.6***	Form of Ordinary Share Purchase Warrant

5.1[1]	Opinion of Yigal Arnon & Co.

10.1[1]	English translation of a Hebrew language Agreement between the Company, Cellocator Ltd., Matan Y. Communication and Tracking Systems Ltd., and Mr. Amnon Duchovna Naveh dated July 16, 2007.

23.1[1]	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2[1]	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3[1]	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.4[1]	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

23.5[1]	Consent of Oren Horowitz & Co., Certified Public Accountants (Isr.)

24	Power of Attorney (included on signature page hereof)

1 Filed herewith

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

*** Incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

ITEM 10.	UNDERTAKINGS

    (a)        The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)               That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Amendment No.1 to our Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Givatayim, Israel, on September 24, 2007.

POINTER TELOCATION LTD. By: /s/ Daniel Stern —————————————— Daniel Stern Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom	Chairman of the Board of Directors	September 24, 2007

* /s/ Daniel Stern —————————————— Daniel Stern	President and Chief Executive Officer	September 24, 2007

/s/ Zvi Fried —————————————— Zvi Fried	Chief Financial Officer (Principle Accounting Officer)	September 24, 2007

* /s/ Barak Dotan —————————————— Barak Dotan	Director	September 24, 2007

* /s/ Ken Lalo —————————————— Ken Lalo	Director	September 24, 2007

* /s/ Yoel Rosenthal —————————————— Yoel Rosenthal	Director	September 24, 2007

* /s/ Alicia Rotbard —————————————— Alicia Rotbard	Independent Director	September 24, 2007

* /s/ Ben Ami Gov —————————————— Ben Ami Gov	Independent Director	September 24, 2007

* By: /s/ Zvi Fried
Zvi Fried
ATTORNEY-IN-FACT

U.S. Authorized Representative:

/s/ Puglisi & Associates
By: Donald J. Puglisi
Title: Managing Director
September 24, 2007

EXHIBIT INDEX

4.1*	Memorandum of Association.

4.2**	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006.

4.3*	Specimen of Certificate for Ordinary Shares

4.4***	Securities Purchase Agreement among the Company, and the investors signatories thereto, dated April 2, 2007

4.5***	Registration Rights Agreement, dated April 2, 2007

4.6***	Form of Ordinary Share Purchase Warrant

5.1[1]	Opinion of Yigal Arnon & Co.

10.1[1]	English translation of Hebrew language Agreement between the Company, Cellocator Ltd., Matan Y. Communication and Tracking Systems Ltd., and Mr. Amnon Duchovna Naveh dated July 16, 2007

23.1[1]	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2[1]	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3[1]	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.4[1]	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

23.5[1]	Consent of Oren Horowitz & Co., Certified Public Accountants (Isr.)

24	Power of Attorney (included on signature page hereof)

1 Filed herewith

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

*** Incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.